UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

National Investment Managers Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

 (Title of Class of Securities)

63654V108

 (CUSIP Number)

David A. Swerdloff, Esq.
Day Pitney LLP
One Canterbury Green
Stamford, CT 06901-2047
(203) 977-7300

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2007

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63654V108	2 of 5 Pages	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Richard E. Stierwalt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,271,227
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

1,271,227
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,271,227
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

This Amendment No. 1 (“Amendment No. 1”) amends the Statement on Schedule 13D filed on February 14, 2007 (the “Statement”) and is being filed by Richard E. Stierwalt (the “Reporting Person”). Capitalized terms used herein and not defined herein have the meanings as ascribed thereto in the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds for the purchase of Shares by the Reporting Person since filing the Statement was his personal funds.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Amendment No. 1, the Reporting Person beneficially owns 1,271,227 Shares, constituting 4.6% of the outstanding Shares (the percentage of Shares owned being based upon 27,368,980 Shares outstanding on May 14, 2007, as set forth in the Issuer’s Quarterly Report for the quarter ended March 31, 2007 on Form 10-QSB, filed May 15, 2007) (the “10-QSB”). The 10-QSB disclosed an increase in the Issuer’s outstanding Shares.

(b) The Reporting Person has the sole power to vote or direct the vote of 1,271,227 Shares and the sole power to dispose or to direct the disposition of such Shares.

(c) Information concerning transactions in the Shares by the Reporting Person during the past sixty days is set forth in Exhibit 99.3 attached hereto, which is incorporated herein by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer on or about March 27, 2007 as a consequence of increased number of Shares outstanding and dispositions of Shares by the Reporting Person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following Exhibits are filed herewith:

99.3	Information concerning transactions in the Shares effected by the Reporting Person in the last sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information contained in this Statement is true, complete and correct.

Dated: June 4, 2007

/s/ Richard E. Stierwalt
Richard E. Stierwalt

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.3	Information concerning transactions in the Shares effected by the Reporting Person in the last sixty days.